

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

<u>Via E-mail</u>
Mr. Chris Nielsen
Chief Financial Officer
Redfin Corporation
1099 Stewart Street, Suite 600
Seattle, WA 98101

    Re: Redfin Corporation
           Form 10-Q for the quarterly period ended September 30, 2019
           Exhibit No. 10.1 Loan and Security Agreement
           Filed November 6, 2019
           File No. 001-38160

Dear Mr. Nielsen:

       We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                            Sincerely,

                                          Division of Corporation Finance